# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polibeli Group Ltd, CIK 0002035697
CUSIP: G71604105
Title of class of securities: Class A ordinary shares, par value $0.00001 per share
Address of issuer's principal executive offices: Landmark Pluit Tower D 5th & 6th Floor,, Jl. Pluit Selatan Raya, Pluit, Penjaring, Daerah Khusus Ibukota Jakarta, Indonesia (K8), 14450
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002097670

## Reporting persons
- XINGYUN INTERNATIONAL COMPANY LIMITED: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 360,000,000; shared voting power 0; sole dispositive power 360,000,000; shared dispositive power 0; aggregate amount beneficially owned 360,000,000 (98.26% of the class)
  Comment: (1) Represents 312,720,720 Class A ordinary shares of the Issuer and 47,279,280 Class B ordinary shares of the Issuer held by XINGYUN INTERNATIONAL COMPANY LIMITED. XINGYUN INTERNATIONAL COMPANY LIMITED is jointly controlled by (i) XINGYUN GROUP LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang; (ii) Eastern Bell International VII Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and DING YI II OVERSEAS INTERNATIONAL LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands. Eastern Bell International VII Limited is wholly owned by ShangHai DingXian Business Consulting Partnership (LP), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan. DING YI II OVERSEAS INTERNATIONAL LIMITED is wholly owned by Ningbo Dingxiang Venture Capital (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan; (iii) MATRIX PARTNERS CHINA V HONG KONG LIMITED, a limited company incorporated under the laws of Hong Kong. MATRIX PARTNERS CHINA V HONG KONG LIMITED is owned by MPC V L.P. and MPC V-A L.P. The general partner of both MPC V L.P. and MPC V-A L.P. is MPC Management V L.P. The general partner of MPC Management V L.P. is MPC GPGP V Ltd. Mr. David Su is the controlling shareholder of MPC GPGP V Ltd.; (iv) TK Xingyun Investment Limited, an exempted company incorporated under the laws of the Cayman Islands. TK Xingyun Investment Limited is wholly owned by Taikang Life Insurance Co., Ltd., a limited liability company incorporated under the laws of the PRC, and ultimately controlled by Mr. Dongsheng Chen; (v) YF Hermes Limited, a BVI business company incorporated under the laws of the British Virgin Islands. YF Hermes Limited is wholly owned by Yunfeng Fund IV, L.P., a private fund registered under the laws of the Cayman Islands, and ultimately controlled by Mr. Feng Yu; and (vi) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, both of which are ultimately controlled by Mr. Xiaofeng Pan.
  
  (2) Percentage of class represented by amount in row is calculated based on 366,387,470 ordinary shares, consisting of 319,108,190 Class A ordinary shares and 47,279,280 Class B ordinary shares issued and outstanding as of September 30, 2025, as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
  
  (3) The voting power of the ordinary shares beneficially owned represent 99.19% of the total outstanding voting power of the Issuer. Each shareholder is entitled to one (1) vote for each Class A ordinary share and ten (10) votes for each Class B ordinary share, on all matters that require a shareholder's vote. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
- XINGYUN GROUP LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 360,000,000; sole dispositive power 0; shared dispositive power 360,000,000; aggregate amount beneficially owned 360,000,000 (98.26% of the class)
  Comment: (1) Represents 312,720,720 Class A ordinary shares of the Issuer and 47,279,280 Class B ordinary shares of the Issuer held by XINGYUN INTERNATIONAL COMPANY LIMITED. XINGYUN INTERNATIONAL COMPANY LIMITED is jointly controlled by (i) XINGYUN GROUP LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang; (ii) Eastern Bell International VII Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and DING YI II OVERSEAS INTERNATIONAL LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands. Eastern Bell International VII Limited is wholly owned by ShangHai DingXian Business Consulting Partnership (LP), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan. DING YI II OVERSEAS INTERNATIONAL LIMITED is wholly owned by Ningbo Dingxiang Venture Capital (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan; (iii) MATRIX PARTNERS CHINA V HONG KONG LIMITED, a limited company incorporated under the laws of Hong Kong. MATRIX PARTNERS CHINA V HONG KONG LIMITED is owned by MPC V L.P. and MPC V-A L.P. The general partner of both MPC V L.P. and MPC V-A L.P. is MPC Management V L.P. The general partner of MPC Management V L.P. is MPC GPGP V Ltd. Mr. David Su is the controlling shareholder of MPC GPGP V Ltd.; (iv) TK Xingyun Investment Limited, an exempted company incorporated under the laws of the Cayman Islands. TK Xingyun Investment Limited is wholly owned by Taikang Life Insurance Co., Ltd., a limited liability company incorporated under the laws of the PRC, and ultimately controlled by Mr. Dongsheng Chen; (v) YF Hermes Limited, a BVI business company incorporated under the laws of the British Virgin Islands. YF Hermes Limited is wholly owned by Yunfeng Fund IV, L.P., a private fund registered under the laws of the Cayman Islands, and ultimately controlled by Mr. Feng Yu; and (vi) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, both of which are ultimately controlled by Mr. Xiaofeng Pan.
  
  (2) Percentage of class represented by amount in row is calculated based on 366,387,470 ordinary shares, consisting of 319,108,190 Class A ordinary shares and 47,279,280 Class B ordinary shares issued and outstanding as of September 30, 2025, as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
  
  (3) The voting power of the ordinary shares beneficially owned represent 99.19% of the total outstanding voting power of the Issuer. Each shareholder is entitled to one (1) vote for each Class A ordinary share and ten (10) votes for each Class B ordinary share, on all matters that require a shareholder's vote. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
- Eastern Bell International VII Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 360,000,000; sole dispositive power 0; shared dispositive power 360,000,000; aggregate amount beneficially owned 360,000,000 (98.26% of the class)
  Comment: (1) Represents 312,720,720 Class A ordinary shares of the Issuer and 47,279,280 Class B ordinary shares of the Issuer held by XINGYUN INTERNATIONAL COMPANY LIMITED. XINGYUN INTERNATIONAL COMPANY LIMITED is jointly controlled by (i) XINGYUN GROUP LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang; (ii) Eastern Bell International VII Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and DING YI II OVERSEAS INTERNATIONAL LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands. Eastern Bell International VII Limited is wholly owned by ShangHai DingXian Business Consulting Partnership (LP), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan. DING YI II OVERSEAS INTERNATIONAL LIMITED is wholly owned by Ningbo Dingxiang Venture Capital (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan; (iii) MATRIX PARTNERS CHINA V HONG KONG LIMITED, a limited company incorporated under the laws of Hong Kong. MATRIX PARTNERS CHINA V HONG KONG LIMITED is owned by MPC V L.P. and MPC V-A L.P. The general partner of both MPC V L.P. and MPC V-A L.P. is MPC Management V L.P. The general partner of MPC Management V L.P. is MPC GPGP V Ltd. Mr. David Su is the controlling shareholder of MPC GPGP V Ltd.; (iv) TK Xingyun Investment Limited, an exempted company incorporated under the laws of the Cayman Islands. TK Xingyun Investment Limited is wholly owned by Taikang Life Insurance Co., Ltd., a limited liability company incorporated under the laws of the PRC, and ultimately controlled by Mr. Dongsheng Chen; (v) YF Hermes Limited, a BVI business company incorporated under the laws of the British Virgin Islands. YF Hermes Limited is wholly owned by Yunfeng Fund IV, L.P., a private fund registered under the laws of the Cayman Islands, and ultimately controlled by Mr. Feng Yu; and (vi) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, both of which are ultimately controlled by Mr. Xiaofeng Pan.
  
  (2) Percentage of class represented by amount in row is calculated based on 366,387,470 ordinary shares, consisting of 319,108,190 Class A ordinary shares and 47,279,280 Class B ordinary shares issued and outstanding as of September 30, 2025, as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
  
  (3) The voting power of the ordinary shares beneficially owned represent 99.19% of the total outstanding voting power of the Issuer. Each shareholder is entitled to one (1) vote for each Class A ordinary share and ten (10) votes for each Class B ordinary share, on all matters that require a shareholder's vote. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
- DING YI II OVERSEAS INTERNATIONAL LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 360,000,000; sole dispositive power 0; shared dispositive power 360,000,000; aggregate amount beneficially owned 360,000,000 (98.26% of the class)
  Comment: (1) Represents 312,720,720 Class A ordinary shares of the Issuer and 47,279,280 Class B ordinary shares of the Issuer held by XINGYUN INTERNATIONAL COMPANY LIMITED. XINGYUN INTERNATIONAL COMPANY LIMITED is jointly controlled by (i) XINGYUN GROUP LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang; (ii) Eastern Bell International VII Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and DING YI II OVERSEAS INTERNATIONAL LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands. Eastern Bell International VII Limited is wholly owned by ShangHai DingXian Business Consulting Partnership (LP), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan. DING YI II OVERSEAS INTERNATIONAL LIMITED is wholly owned by Ningbo Dingxiang Venture Capital (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan; (iii) MATRIX PARTNERS CHINA V HONG KONG LIMITED, a limited company incorporated under the laws of Hong Kong. MATRIX PARTNERS CHINA V HONG KONG LIMITED is owned by MPC V L.P. and MPC V-A L.P. The general partner of both MPC V L.P. and MPC V-A L.P. is MPC Management V L.P. The general partner of MPC Management V L.P. is MPC GPGP V Ltd. Mr. David Su is the controlling shareholder of MPC GPGP V Ltd.; (iv) TK Xingyun Investment Limited, an exempted company incorporated under the laws of the Cayman Islands. TK Xingyun Investment Limited is wholly owned by Taikang Life Insurance Co., Ltd., a limited liability company incorporated under the laws of the PRC, and ultimately controlled by Mr. Dongsheng Chen; (v) YF Hermes Limited, a BVI business company incorporated under the laws of the British Virgin Islands. YF Hermes Limited is wholly owned by Yunfeng Fund IV, L.P., a private fund registered under the laws of the Cayman Islands, and ultimately controlled by Mr. Feng Yu; and (vi) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, both of which are ultimately controlled by Mr. Xiaofeng Pan.
  
  (2) Percentage of class represented by amount in row is calculated based on 366,387,470 ordinary shares, consisting of 319,108,190 Class A ordinary shares and 47,279,280 Class B ordinary shares issued and outstanding as of September 30, 2025, as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
  
  (3) The voting power of the ordinary shares beneficially owned represent 99.19% of the total outstanding voting power of the Issuer. Each shareholder is entitled to one (1) vote for each Class A ordinary share and ten (10) votes for each Class B ordinary share, on all matters that require a shareholder's vote. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
- TK Xingyun Investment Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 360,000,000; sole dispositive power 0; shared dispositive power 360,000,000; aggregate amount beneficially owned 360,000,000 (98.26% of the class)
  Comment: (1) Represents 312,720,720 Class A ordinary shares of the Issuer and 47,279,280 Class B ordinary shares of the Issuer held by XINGYUN INTERNATIONAL COMPANY LIMITED. XINGYUN INTERNATIONAL COMPANY LIMITED is jointly controlled by (i) XINGYUN GROUP LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang; (ii) Eastern Bell International VII Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and DING YI II OVERSEAS INTERNATIONAL LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands. Eastern Bell International VII Limited is wholly owned by ShangHai DingXian Business Consulting Partnership (LP), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan. DING YI II OVERSEAS INTERNATIONAL LIMITED is wholly owned by Ningbo Dingxiang Venture Capital (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan; (iii) MATRIX PARTNERS CHINA V HONG KONG LIMITED, a limited company incorporated under the laws of Hong Kong. MATRIX PARTNERS CHINA V HONG KONG LIMITED is owned by MPC V L.P. and MPC V-A L.P. The general partner of both MPC V L.P. and MPC V-A L.P. is MPC Management V L.P. The general partner of MPC Management V L.P. is MPC GPGP V Ltd. Mr. David Su is the controlling shareholder of MPC GPGP V Ltd.; (iv) TK Xingyun Investment Limited, an exempted company incorporated under the laws of the Cayman Islands. TK Xingyun Investment Limited is wholly owned by Taikang Life Insurance Co., Ltd., a limited liability company incorporated under the laws of the PRC, and ultimately controlled by Mr. Dongsheng Chen; (v) YF Hermes Limited, a BVI business company incorporated under the laws of the British Virgin Islands. YF Hermes Limited is wholly owned by Yunfeng Fund IV, L.P., a private fund registered under the laws of the Cayman Islands, and ultimately controlled by Mr. Feng Yu; and (vi) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, both of which are ultimately controlled by Mr. Xiaofeng Pan.
  
  (2) Percentage of class represented by amount in row is calculated based on 366,387,470 ordinary shares, consisting of 319,108,190 Class A ordinary shares and 47,279,280 Class B ordinary shares issued and outstanding as of September 30, 2025, as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
  
  (3) The voting power of the ordinary shares beneficially owned represent 99.19% of the total outstanding voting power of the Issuer. Each shareholder is entitled to one (1) vote for each Class A ordinary share and ten (10) votes for each Class B ordinary share, on all matters that require a shareholder's vote. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
- Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 360,000,000; sole dispositive power 0; shared dispositive power 360,000,000; aggregate amount beneficially owned 360,000,000 (98.26% of the class)
  Comment: (1) Represents 312,720,720 Class A ordinary shares of the Issuer and 47,279,280 Class B ordinary shares of the Issuer held by XINGYUN INTERNATIONAL COMPANY LIMITED. XINGYUN INTERNATIONAL COMPANY LIMITED is jointly controlled by (i) XINGYUN GROUP LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang; (ii) Eastern Bell International VII Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and DING YI II OVERSEAS INTERNATIONAL LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands. Eastern Bell International VII Limited is wholly owned by ShangHai DingXian Business Consulting Partnership (LP), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan. DING YI II OVERSEAS INTERNATIONAL LIMITED is wholly owned by Ningbo Dingxiang Venture Capital (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan; (iii) MATRIX PARTNERS CHINA V HONG KONG LIMITED, a limited company incorporated under the laws of Hong Kong. MATRIX PARTNERS CHINA V HONG KONG LIMITED is owned by MPC V L.P. and MPC V-A L.P. The general partner of both MPC V L.P. and MPC V-A L.P. is MPC Management V L.P. The general partner of MPC Management V L.P. is MPC GPGP V Ltd. Mr. David Su is the controlling shareholder of MPC GPGP V Ltd.; (iv) TK Xingyun Investment Limited, an exempted company incorporated under the laws of the Cayman Islands. TK Xingyun Investment Limited is wholly owned by Taikang Life Insurance Co., Ltd., a limited liability company incorporated under the laws of the PRC, and ultimately controlled by Mr. Dongsheng Chen; (v) YF Hermes Limited, a BVI business company incorporated under the laws of the British Virgin Islands. YF Hermes Limited is wholly owned by Yunfeng Fund IV, L.P., a private fund registered under the laws of the Cayman Islands, and ultimately controlled by Mr. Feng Yu; and (vi) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, both of which are ultimately controlled by Mr. Xiaofeng Pan.
  
  (2) Percentage of class represented by amount in row is calculated based on 366,387,470 ordinary shares, consisting of 319,108,190 Class A ordinary shares and 47,279,280 Class B ordinary shares issued and outstanding as of September 30, 2025, as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
  
  (3) The voting power of the ordinary shares beneficially owned represent 99.19% of the total outstanding voting power of the Issuer. Each shareholder is entitled to one (1) vote for each Class A ordinary share and ten (10) votes for each Class B ordinary share, on all matters that require a shareholder's vote. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
- Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 360,000,000; sole dispositive power 0; shared dispositive power 360,000,000; aggregate amount beneficially owned 360,000,000 (98.26% of the class)
  Comment: (1) Represents 312,720,720 Class A ordinary shares of the Issuer and 47,279,280 Class B ordinary shares of the Issuer held by XINGYUN INTERNATIONAL COMPANY LIMITED. XINGYUN INTERNATIONAL COMPANY LIMITED is jointly controlled by (i) XINGYUN GROUP LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang; (ii) Eastern Bell International VII Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and DING YI II OVERSEAS INTERNATIONAL LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands. Eastern Bell International VII Limited is wholly owned by ShangHai DingXian Business Consulting Partnership (LP), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan. DING YI II OVERSEAS INTERNATIONAL LIMITED is wholly owned by Ningbo Dingxiang Venture Capital (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan; (iii) MATRIX PARTNERS CHINA V HONG KONG LIMITED, a limited company incorporated under the laws of Hong Kong. MATRIX PARTNERS CHINA V HONG KONG LIMITED is owned by MPC V L.P. and MPC V-A L.P. The general partner of both MPC V L.P. and MPC V-A L.P. is MPC Management V L.P. The general partner of MPC Management V L.P. is MPC GPGP V Ltd. Mr. David Su is the controlling shareholder of MPC GPGP V Ltd.; (iv) TK Xingyun Investment Limited, an exempted company incorporated under the laws of the Cayman Islands. TK Xingyun Investment Limited is wholly owned by Taikang Life Insurance Co., Ltd., a limited liability company incorporated under the laws of the PRC, and ultimately controlled by Mr. Dongsheng Chen; (v) YF Hermes Limited, a BVI business company incorporated under the laws of the British Virgin Islands. YF Hermes Limited is wholly owned by Yunfeng Fund IV, L.P., a private fund registered under the laws of the Cayman Islands, and ultimately controlled by Mr. Feng Yu; and (vi) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, both of which are ultimately controlled by Mr. Xiaofeng Pan.
  
  (2) Percentage of class represented by amount in row is calculated based on 366,387,470 ordinary shares, consisting of 319,108,190 Class A ordinary shares and 47,279,280 Class B ordinary shares issued and outstanding as of September 30, 2025, as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
  
  (3) The voting power of the ordinary shares beneficially owned represent 99.19% of the total outstanding voting power of the Issuer. Each shareholder is entitled to one (1) vote for each Class A ordinary share and ten (10) votes for each Class B ordinary share, on all matters that require a shareholder's vote. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: Polibeli Group Ltd
Address of issuer's principal executive offices: Landmark Pluit Tower D 5th & 6th Floor, Jl. Pluit Selatan Raya, Pluit, Penjaringan, Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450, K8

## Item 2. Person Filing
Name of person filing:
(1) XINGYUN INTERNATIONAL COMPANY LIMITED
(2) XINGYUN GROUP LIMITED
(3) Eastern Bell International VII Limited
(4) DING YI II OVERSEAS INTERNATIONAL LIMITED
(5) TK Xingyun Investment Limited
(6) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership)
(7) Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership)
(entities (1) through (7), collectively, the "Filing Persons")
(8) YF Hermes Limited
(9) MATRIX PARTNERS CHINA V HONG KONG LIMITED

The Filing Persons have entered into a Joint Filing Agreement, dated November 21, 2025, pursuant to which the Filing Persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Address of principal business office or, if none, residence:
(1) XINGYUN INTERNATIONAL COMPANY LIMITED: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands
(2) XINGYUN GROUP LIMITED: Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands
(3) Eastern Bell International VII Limited: Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands
(4) DING YI II OVERSEAS INTERNATIONAL LIMITED: Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands
(5) TK Xingyun Investment Limited: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands
(6) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership): Rm401, 14# building Sandlake Equity Investment Center, No.183 Suhong East, Suzhou Industrial Park, China
(7) Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership): Rm401, 14# building Sandlake Equity Investment Center, No.183 Suhong East, Suzhou Industrial Park, China
(8) YF Hermes Limited: c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands
(9) MATRIX PARTNERS CHINA V HONG KONG LIMITED: FLAT / RM2701, 27/F, CENTRAL PLAZA, 18 HARBOUR ROAD, WANCHAI, HK
Citizenship:
(1) XINGYUN INTERNATIONAL COMPANY LIMITED: Cayman Islands
(2) XINGYUN GROUP LIMITED: British Virgin Islands
(3) Eastern Bell International VII Limited: British Virgin Islands
(4) DING YI II OVERSEAS INTERNATIONAL LIMITED: British Virgin Islands
(5) TK Xingyun Investment Limited: Cayman Islands
(6) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership): People's Republic of China
(7) Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership): People's Republic of China
(8) YF Hermes Limited: British Virgin Islands
(9) MATRIX PARTNERS CHINA V HONG KONG LIMITED: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Percentage of class represented by amount in row is calculated based on 366,387,470 ordinary shares, consisting of 319,108,190 Class A ordinary shares and 47,279,280 Class B ordinary shares issued and outstanding as of September 30, 2025, as provided by the Issuer, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

The voting power of the ordinary shares beneficially owned represent 99.19% of the total outstanding voting power of the Issuer. Each shareholder is entitled to one (1) vote for each Class A ordinary share and ten (10) votes for each Class B ordinary share, on all matters that require a shareholder's vote. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
Sole power to vote or to direct the vote: The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- XINGYUN INTERNATIONAL COMPANY LIMITED: /s/ Wei Wang, Wei Wang / Director (11/21/2025)
- XINGYUN GROUP LIMITED: /s/ Wei Wang, Wei Wang / Director (11/21/2025)
- Eastern Bell International VII Limited: /s/ Yingchun Zhu, Yingchun Zhu / Director (11/21/2025)
- DING YI II OVERSEAS INTERNATIONAL LIMITED: /s/ Yingchun Zhu, Yingchun Zhu / Director (11/21/2025)
- TK Xingyun Investment Limited: /s/ Yousong Jiang, Yousong Jiang / Director (11/21/2025)
- Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership): /s/ Xiaofeng Pan, Xiaofeng Pan / authorized signatory (11/21/2025)
- Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership): /s/ Xiaofeng Pan, Xiaofeng Pan / authorized signatory (11/21/2025)